EXHIBIT 24

FOR IMMEDIATE RELEASE:                                                      NEWS
August 2, 2000                                       Nasdaq National Market/AVRT
                                                            http://www.avert.com

             Avert, Inc. announces release of full-service HR site
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     Site to help small businesses in all stages of the employment process

FORT COLLINS, Colorado - Avert, Inc. (Nasdaq National Market/AVRT) announced today that it has released HR-desktop.com, a new initiative to establish Internet-based communities. In its initial release, Avert signed agreements with three major partners to provide product to these communities.

HR-desktop.com is a full-service Internet solution aimed at providing small to medium sized business communities with resources and subscription services to manage the employment process. HR-desktop.com will combine "Best Business Practice" employment process content with major partners and providers of HR and recruiting services all connected to OrderXpert from Avert (CIO magazines award-winning commerce site for pre-employment screening).

The Avert partners who support this customizable web environment and will be offering their resources on HR-desktop.com include ADP, eBenefits and Wausau. ADP will make its payroll, tax management, and human resource services for small and emerging businesses available on HR-desktop.com. eBenefits will provide its simple one-stop human resources and benefits management system that is designed to suit the needs of managers and HR administrators at small and growing businesses. Wausau will provide online access to insurance products designed for the small to medium sized marketplace for workers compensation, business owner's coverage, and commercial automobile coverage.

Avert currently has a market of over 14,000 active small business customers who are expected to be very receptive to these new human resource products and services. HR-desktop.com will also be targeted to existing e-business communities such as financial institutions, credit card companies and associations. With Avert's current growth rate of over 250 new small business customers per month and the estimated marketplace of over seven million small businesses, there is great growth potential for this new product. Dean Suposs, President and Chairman of Avert, explains, "We have already developed one small business community and our goal is to continue to evolve into a network of e-communities, offering comprehensive human resource products and services for the entire employment process."

Through its headquarters in Fort Collins, Colorado, Avert, Inc. is an Internet-based information network company providing employment background checks and human resource services via remote access to a diverse nationwide customer base. Visit our headquarters at www.avert.com.

ADP (NYSE: AUD), is one of the largest global providers of computerized transaction processing data communications and information services for virtually every industry, with more than 450,000 clients worldwide.

eBenefits is the leading provider of Internet solutions for small business human resources, payroll and benefits management. Located in San Francisco, eBenefits develops and markets Internet-based solutions to help organizations save money and focus on their core business.


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Founded in 1911, Wausau Insurance is a leading multiline business insurance carrier based in Wausau, Wisconsin. The company has been a member of the Boston-based Liberty Mutual Group since January 1, 1999, and has an A+ (Superior) A.M. Best rating.

CONTACT: Katherine Link, Avert, Inc., Public Relations, 800-367-5933 ext. 217 Len Koch, Avert, Inc., Vice President of E-business Communities, 800-367-5933 ext. 200

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